CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

Three months ended March 31
(in thousands of Canadian dollars, except per share data)	2007	2006

Sales	154,255	176,957
Cost of sales	127,944	144,710
Gross profit	26,311	32,247

Other expenses (income)
Selling, general and administrative expenses	15,266	17,242
Amortization	759	701
Interest expense	583	666
Foreign exchange loss (gain)	54	(51)
Other income	-	(38)
	16,662	18,520

Income before income taxes	9,649	13,727
Income tax expense (recovery) (note 4)
Current	3,227	4,949
Future	49	(101)
	3,276	4,848

Income from continuing operations	6,373	8,879
Loss from discontinued operations (note )	-	-

Net and Comprehensive income for the period	6,373	8,879

Net income per share (note 3)
Basic	0.35	0.50
Diluted	0.34	0.47
Weighted average number of shares outstanding
Basic	18,235,358	17,854,137
Diluted	18,734,644	18,837,284

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	March 31	December 31
(in thousands of Canadian dollars)	2007	2006

ASSETS
Current assets
Cash	3,571	-
Accounts receivable	105,807	87,530
Inventories	90,657	97,275
Other	3,773	2,965
	203,808	187,770
Property and equipment	5,704	5,546
Goodwill	12,689	10,479
Future income taxes (note 4)	1,111	1,160
Other	427	454
	223,739	205,409
LIABILITIES
Current liabilities
Bank overdraft	-	6,832
Bank operating loan	37,216	27,176
Accounts payable	51,156	36,252
Accrued liabilities	24,964	30,492
Income taxes payable	105	819
Current portion of obligations under capital lease	221	217
Current portion of long term debt	574	300
	114,236	102,088
Obligations under capital lease	228	286
Long term debt	-	560
Future income taxes (note 4)	-	-
	114,464	102,934
SHAREHOLDERS' EQUITY
Capital stock	23,920	23,586
Contributed surplus	16,306	16,213
Retained earnings	69,049	62,676
	109,275	102,475
	223,739	205,409

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

Three months ended March 31
(in thousands of Canadian dollars)	2007	2006

Cash flows from operating activities
Net income for the period	6,373	8,879
Items not affecting cash -
Amortization	759	701
Gain on disposal of property and equipment	-	(38)
Future income tax expense (recovery)	49	(101)
Stock based compensation expense	386	132
Other	280	(152)
	7,847	9,421
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(18,277)	(33,241)
Inventories	5,999	(713)
Other current assets	(786)	259
Accounts payable	14,904	7,387
Accrued liabilities	(5,528)	12,706
Income taxes payable	(714)	(3,912)
Net cash flow from continuing operations	3,445	(8,093)
Net cash flow from discontinued operations (note 2)	-	-
	3,445	(8,093)
Cash flows from financing activities
Issuance of capital stock	214	361
Purchase of capital stock in trust for PSU plan	(173)	-
Increase in bank operating loan	10,040	23,102
Decrease in bank overdraft	(6,832)	(12,164)
Decrease in obligations under capital leases	(54)	(56)
Decrease in long term debt	(286)	-
	2,909	11,243
Cash flows from investing activities
Purchase of property and equipment	(406)	(925)
Proceeds on disposal of property and equipment	-	38
Acquisition of distribution operations (note 2a)	(2,167)	(2,263)
Contingent payment (note 2b)	(210)	-
Reduction (increase) of other assets	-	-
Net cash flow from continuing operations	(2,783)	(3,150)
Net cash flow from discontinued operations (note 2)	-	-
	(2,783)	(3,150)
Change in cash and cash equivalents during the period	3,571	-
Cash and cash equivalents - Beginning of period	-	-
Cash and cash equivalents - End of period	3,571	-
Cash paid during the period for:
Interest on bank operating loan	575	654
Interest on obligations under capital leases	8	12
Income taxes	3,941	8,862

CE Franklin Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock

(in thousands of Canadian dollars, except share amounts)	Number of Shares	$	Contributed surplus	Retained earnings	Shareholders' equity

Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock based compensation expense	-	-	132	-	132
Stock options exercised	74,486	405	(44)	-	361
Net income	-	-	-	8,879	8,879
Balance - March 31, 2006	17,879,040	22,319	14,369	48,616	85,304

Balance - December 31, 2006	18,223,013	23,586	16,213	62,676	102,475
Stock based compensation expense	-	-	386	-	386
Stock options exercised	62,600	305	(91)	-	214
Performance share units (PSU) exercised	10,190	202	(202)	-	-
Purchase of shares in trust for PSU plan	(15,200)	(173)	-	-	(173)
Net income	-	-	-	6,373	6,373
Balance - March 31, 2007	18,280,603	23,920	16,306	69,049	109,275

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2006 and 2005.  These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2006.

The Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the CICA Handbook in accordance with the transitional provisions in each respective section.

The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilise hedges or other derivative financial instruments in its operations the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Business Acquisitions

(a) On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.167 million. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition.  Details of the acquisition are as follows:

(in thousands of Canadian dollars)
Assets
Property, equipment and other	167
Goodwill	2,000

Net cash consideration	2,167

(b) On February 1, 2006 the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million.  In accordance with the purchase agreement, an additional $210,000 was paid in the first quarter of 2007.  This amount was contingent on reaching certain performance conditions and is accounted for under the purchase method as an addition to goodwill.

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 3 - Share data

At March 31, 2007 the Company had 18,280,603 common shares outstanding and 849,853 options to acquire common shares at a weighted average exercise price of $4.55 per common share.  629,411 of those options were vested and exercisable at a weighted average exercise price of $3.43 per common share.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted.  Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

A total of 109,671 common share options were granted in the first quarter of 2007. The fair value of the common share options granted in the first quarter was $521,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing  model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.23%
Expected life	5 years
Expected volatility	50%

The compensation expense recorded in the first quarter of 2007 for common share options granted subsequent to December 31, 2002 was $118,280.  The compensation expense recorded for the comparative quarter ended March 31, 2006 was $132,000.

A total of 65,230 performance share units (PSU's) were granted in the first quarter of 2007.  The fair value of the grant was $668,000.  The compensation expense recorded in the first quarter of 2007 was $268,000 (2006 - nil).

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.  Had compensation cost been determined on the basis of fair values, net income for the quarter ended March 31, 2007 would have decreased by $49,000 ($0.00 per common share).  The net income for the comparative quarter ended March 31, 2006 would have decreased by $49,000 ($0.00 per common share).

Note 4 - Income taxes

a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	March 31		March 31
(in thousands of Canadian dollars)	2007		2006

Incomes taxes calculated at expected rates	-	32.6%	-	34.2%
Non-deductible items	135		97
Capital and large corporations taxes	11		19
Other	(17)		39
	129		155

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

March 31		December 31
(in thousands of Canadian dollars)	2007	2006

Assets
Financing and investment charges	254	263
Property and equipment	913	610
Other	427	785
	1,594	1,658

Liabilities
Goodwill	483	498
	483	498

Net future income tax asset	1,111	1,160

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible.  Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.

The company operates its business as one operating segment in one geographical location, the Western Canadian sedimentary basin.